SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,061,433

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,061,433

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,061,433

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

4,592,148

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,592,148

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,592,148

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

4,592,148

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,592,148

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,592,148

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the “Common Stock”), of Epicor Software Corporation (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of October 1, 2008 and amends and supplements the Schedule 13D filed on August 18, 2008, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

No transactions have been effected by the Reporting Persons since the filing of their last Schedule 13D amendment on September 25, 2008.

As of the date of this filing,

Elliott beneficially owns 3,061,433 shares of Common Stock, consisting of: (i) 2,426,001 shares of Common Stock and (ii) 2-3/8% Convertible Bonds due May 15, 2027 (“Convertible Bonds”) convertible into 635,432 shares of Common Stock. The 3,061,433 shares of Common Stock constitute 5.1% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 4,592,148 shares of Common Stock, consisting of: (i) 3,638,999 shares of Common Stock and (ii) Convertible Bonds convertible into 953,149 shares of Common Stock. The 4,592,148 shares of Common Stock constitute 7.6% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 7,653,581 shares of Common Stock constituting 12.5% of all of the outstanding shares of Common Stock.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On October 1, 2008, Elliott and Elliott International sent a letter to the Board of Directors of the Issuer (the “Board”). Among other things discussed in the letter, Elliott and Elliott International (i) expressed their willingness to offer to acquire 100% of the outstanding shares of the Issuer for $9.50 in cash, subject to customary closing conditions, and (ii) stated that such acquisition would be completed using its own funds and would not be subject to any financing condition. A copy of the letter from Elliott and Elliott International to the Board is attached hereto as Exhibit B and which is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B – Letter to the Board dated October 1, 2008

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: October 1, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

EXHIBIT B

[Letterhead of Elliott Associates, L.P.]

October 1, 2008

The Board of Directors

Epicor Software Corporation

18200 Von Karman Ave., Suite 1000

Irvine, California 92612

Dear Members of the Board of Directors:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), which collectively own 10.2% of the common stock and $28.7 million of the convertible notes of Epicor Software Corporation (the “Company” or “Epicor”).

As you are aware, we have made numerous requests to the Company’s executives and board of directors asking that the Company commence a process to explore strategic alternatives. Unfortunately, each of these requests has been denied.

Nevertheless, Elliott is prepared, based upon our review of publicly available information, to offer to acquire 100% of the Company’s outstanding shares for a price of $9.50 per share in cash. This represents a 20% premium to yesterday’s closing share price and a 25% premium to the trailing 60-day volume-weighted average price. Note that it is our strong belief that Epicor’s recent stock price has been supported in part by public disclosure of Elliott’s holdings in the Company.

Our offer is compelling. It will provide stockholders with immediate, quantifiable value and would be subject only to customary closing conditions. Given the execution and competitive challenges faced by the Company, we believe our proposal presents an extremely attractive alternative for stockholders. As Elliott has more than $14 billion of capital under management, our acquisition of the Company can be completed using only our own funds and will not be subject to any financing condition.

Additionally, if granted access to diligence, we believe we could potentially improve upon our offer to stockholders. Thus far, however, the Board has prohibited such access.

We are ready to meet with your senior management to present our offer in greater detail and to begin work on a merger agreement. Our offer is subject to the execution of a definitive agreement, which we are confident can be accomplished on an expedited basis.

We believe your cooperation in effecting a transaction will maximize the benefits to Epicor, its stockholders and other constituencies. We hope to receive a favorable response from you promptly.

As one of your largest stockholders, we personally thank the employees of Epicor for their hard work and look forward to working together to maximize the value of the Company’s technology in the near future.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and there will be no legally binding contract or agreement between us unless and until a definitive agreement is executed.

We look forward to hearing from you.

Sincerely,

/s/ Jesse A. Cohn

Jesse A. Cohn

Portfolio Manager